

September 16, 2010

Dr. Gerald Paul
President and Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143

      Re: Vishay Intertechnology, Inc.
               Form 10-K for the fiscal year December 31, 2009
               Filed February 26, 2010
               File No. 1-07416

Dear Dr. Paul:

      We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        Martin James
                        Acting Assistant Director

cc: Marc L. Frohman, Esq.
        Senior Vice President, Corporate General
        Counsel & Corporate Secretary
        (via facsimile)